UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 SIERRA WIRELESS
                                ----------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                    826516106
                                 --------------
                                 (CUSIP Number)


                               February 18, 2004
             ------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person:

(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and

(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

[X] RULE 13d-1(b)

[ ] RULE 13d-1(c)

[ ] RULE 13d-1(d)

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 826516106                  13G                       Page 2 of 5 Pages


1.  NAME OF REPORTING PERSON      Veredus Asset Management, LLC
                               ---------------------------------------
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      61-1350302
                                                         -------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)
                                                            (b)
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION   COMMONWEALTH OF KENTUCKY
                                          ----------------------------

NUMBER OF                5.  SOLE VOTING POWER                       808,150
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                     293,600(A)
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                1,101,750
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   1,101,750

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     4.4%

12. TYPE OF REPORTING PERSON*   IA
                               -----

(A) Certain clients have retained voting power on these shares.

Cusip No.  826516106                 13G                       Page 3 of 5 Pages

Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:
        SIERRA WIRELESS

   (b)  Address of Issuer's Principal Executive Offices:
        13575 COMMERCE PARKWAY
        SUITE 15, STE 150
        RICHMOND, BC V6V2

2. (a)  Name of Person Filing:
        VEREDUS ASSET MANAGEMENT, LLC An Investment Advisor Registered under the Advisors Act of 1940

   (b)  Address of Principal Business Office for Each of the Above:
        6060 Dutchmans Lane, Suite 320
        Louisville, KY 40205

   (c)  Citizenship:
        US -- Organized in the Commonwealth of Kentucky

   (d)  Title of  Class of  Securities:
        COMMON STOCK

   (e)  CUSIP Number:
        826516106

3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b).
   The person filing is a:
   [E] An investment adviser in accordance with ss240.13d-1(b)(1)(ii)(E).

4. Ownership:
   (a) Amount Beneficially Owned:                                   1,101,750
   (b) Percent of Class:                                                  4.4%
   (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote               808,150
         (ii)  shared power to vote or to direct the vote             293,600(A)
         (iii) sole power to dispose or to direct the
               disposition of                                       1,101,750
         (iv)  shared power to dispose or to direct the disposition of

(A) Certain clients have retained the voting power on these shares.

5.  Ownership of Five Percent or Less of a Class:
    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
    than five percent of the class of securities, check the following       [X]

6.  Ownership of More than Five Percent on Behalf of Another Person:


7.  Subsidiary

Cusip No. 826516106                    13G                     Page 4 of 5 Pages



8.  Identification and Classification of Members of the Group:


9.  Notice of Dissolution of  Group:


10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        March 3, 2004
                                                   -----------------------
                                                             Date:

                                                       JAMES R. JENKINS
                                                   -----------------------
                                                          Signature

                                                     VICE PRESIDENT AND
                                                   CHIEF OPERATING OFFICER
                                                   -----------------------
                                                          Name/Title

Cusip No. 00437P107                  13G                       Page 5 of 5 Pages


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION: INTERNATIONAL MISSATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)